Filed by Wallbox B.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. II

Commission File No. 001-40114

Date: August 16, 2021

Wallbox

August 10th, 2021

Barbara Calixto: Good morning and welcome to Wallbox’s first investor day. I’m Barbara Calixto, Chief Marketing Officer at Wallbox. We’re thrilled to have you here with us today. Before we get into our session, we need to address a few quick legal matters. First, I’d like to remind everyone that today’s session will be recorded. This recording will be provided for playback on the Wallbox and Kensington Investor Relations sites, along with the slides that we’re going to present.

Second, we may discuss Wallbox outlook and future performance. These forward looking statements typically may be preceded by words such as, we expect, we believe we anticipate or similar such statements. These forward looking views are subject to risks and uncertainties and our actual results could differ materially from the views we express today. Some of these risks have been set forth in the registration statement filed by Wallbox B.V. with the SEC. We refer you to Wallbox B.V.’s draft registration statement on file with the SEC for more details about the business combination, and Wallbox’s financial performance for full year 2020 and 2019.

We have also provided information regarding certain key metrics and non IFRS financial measures. The presentation of these non IFRS information is not meant to be considered in isolation, or as a substitute for Wallbox’s consolidated financial results prepared in accordance with IFRS. As you can imagine, this is an incredibly exciting time for our company. On June 9th, 2021, we announced a business combination agreement with Kensington Capital Acquisition Corp. II. And upon closing, Wallbox will be listed on the New York Stock Exchange. Kensington is the only special purpose acquisition company that is singularly focused on the automotive industry. This transaction and their collective 300 plus years in the auto industry will allow us to significantly increase our product development, bolster our manufacturing capacity, and continue to expand sales worldwide to enhance the global transition to electric vehicles.

Now, let’s review today’s agenda. Over the course of the day, we’ll be hearing from several members of our executive team. Collectively, our management team comes from our automotive, energy and technology backgrounds, with experience around the globe. We’re excited for you to get to know a few of them better as we dive deeper into Wallbox. To kickoff, we’ll share a short video to give you an overview of the challenges and opportunities ahead for the EV charging industry. Next, Enric Asuncion, Wallbox’s CEO and co-founder who take us through Wallbox’s history, our current traction and our vision for the future. Then, we’ll turn it over to members of our management team to discuss their areas of expertise. And finally, we’ll end with a Q&A session in which we encourage you to share your questions via the live chat or email them to investors@wallbox.com, throughout the presentation. We have a lot in store for you over the next hour. And our goal is for you to leave feeling energized about Wallbox and the future we envision. Now, let’s jump into our programming.

(BEGIN VIDEOTAPE)

Unknown Speaker 1: The electric vehicle boom is here, a breakthrough that is here to stay and who’s energy has the power to transform the world. It allows us to create, innovate and advance as a society. But there is a fundamental barrier to widespread electric vehicle adoption and a greener future. It is charging infrastructure. People need simpler, safer, more powerful charging everywhere, at their home, work and on the road. Wallbox is in the right position to provide it. This way, we will be able to unlock the possibilities of the present to build a better future.

Wallbox is creating progress. We are developing advanced charging technology for every sector and turning the charger into the key to better energy management and cleaner energy use. We also make users part of this energy revolution, giving them new ways to use, control, share and store energy through their chargers. Now is the time to set the pace and standard for the future of charging. At Wallbox, we aim to be the all in one provider of powerful renewable energy solutions, all with the charger and the user at the center. Thanks for joining us on this path. Together we make energy powerful.

(END VIDEOTAPE)

Enric Asuncion: Thank you everyone for joining. We are very happy to have you here with us today. And we’re excited to give you an overview of Wallbox. I’m Enric Asuncion, co-founder and CEO of Wallbox, coming today from our lab in our headquarters here in Barcelona, Spain. As we prepare to enter the public market through a merger with our stem partners, Kensington Capital Acquisition Corp. II, we are excited to have this opportunity to share more about our business, products and strategy.

Six years ago, my co-founder, Eduard Casteneda, and I launched Wallbox with the goal of accelerating the adoption of electric vehicles through smarter, simpler charging and energy management solutions. We see a massive opportunity for electric vehicle to be much more than transportation. They are the key to unlocking the full potential of sustainable energy use, and Wallbox is already exploring these new possibilities through our chargers. We are making energy more powerful than ever before.

Before founding Wallbox, I had spent my entire career working in EV charging. First, at Applus IDIADA, a global research and development institution for the automotive industry, where I developed the charging protocols that are today’s standards. Then at Tesla, leading the home charging installation division throughout Europe. While many major companies at the time were focused on public charging, Eduard and I saw some trends that push us in another direction.

We knew that 70% of charging happens at home, and some places like in the U.S. and Germany, it’s actually closer to 80% or 90%. Moreover, the average person drives less than 30 miles per day, with no warranty of a charger on that route. We quickly realized that to really serve the needs of customers, we had to start by meeting them where they are, at home. This meant creating a charger that was more user centric than anything on the market, something people will want to put in their homes, a charger that look and behave more like the powerful smartphones in our pockets, than the clunky circuit breaker boxes hidden in our walls.

In the first couple years, we launched our most compact AC charging solution for the home and invested heavily in our software platform, My Wallbox, to give users a seamless experience and more energy management functionalities. We introduce copper and commander too, also AC solutions to satisfy the needs of businesses and semipublic customers. Then, in 2019 came our most innovative charger today, Quasar. Quasar is the first bi-directional DC charger for the home. Meaning, not only can you charge your EV, you can also pull energy from the car’s battery to power your home for up to four days, or even sell energy back to the grid. Quasar unlocks incredible energy management possibilities, and we will discuss this more later. I am also proud to note that Quasar is our most internationally awarded product, including four Best of CS awards.

Finally, that brings me to Supernova, our modular public charter, which aims to fill a critical public infrastructure gap. Supernova costs half the total investment of similar full install public charges without sacrificing power or design. I’ll note here, that our entire portfolio is assembled in house, from concept to production, giving us unprecedented control and fast time to market. Eduard will walk us through each of these products in more detail in just a few minutes. These six years have present us with many other exciting opportunities. We launched as a mentor with Changchun FAWSN in China, part of one of the largest automotive OEMs in the world. We acquired two companies, including electro maps, the leading public charging platform in southern Europe.

We became Amazon’s top EV charging seller in the U.S. Just last month, I had the pleasure to join President of the government of Spain, Pedro Sanchez, on a trade mission to the United States to drive commercial collaboration between the U.S. and Spain. And throughout it all, we partner with leading auto manufacturers, utility companies, distributors, and investors worldwide, to accelerate the shift to electric vehicles. Today, Wallbox employs over 530 people spread across nine offices and three continents. Since our launch, we have raised nearly $100 million dollars in venture capital from the top funds around the world. We have sold more than 100,000 chargers in 67 countries, log more than 4.3 million charging sessions and opened three manufacturing facilities to support our production capacity and meet the demand of the market.

This year, we are on track to more than triple our revenue from last year. And the best part, is we are just getting started. 97% of charge point installations lie ahead. In Bloomberg New Energy Finance recent 2021 EV outlook, they estimate that we will need to grow the global charging network to 309 million chargers to adequately support EV adoption. Of this, 87% will be home chargers. This translates to roughly 589 billions of cumulative investment needed for the entire sector, with home charging as the single largest category at 235 billions. Wallbox is well positioned to meet this opportunity head on. We have advanced technology across every sector. We’re already certified in major global markets, despite strict requirements and long certification processes. We are fast to market and we own the supply chain so we can optimize. And finally, we have a truly global footprint. For Wallbox, the future is full of possibilities, as EVs will play a crucial role in the transition to renewable energy. With that, I’d like to hand it off to my co-founder and our Chief Product Officer, Eduard Castaneda, to take you through our product demonstration.

Eduard Castaneda: Hi, everyone. Welcome to the Wallbox showroom at our Barcelona office. I’m Eduard Castaneda, co-founder and Chief Product Officer at Wallbox. Here, we can see and prove how Wallbox is building in immobility and energy management ecosystem. We cover home, business, and now public segments with acquisition of electro maps and the lines of Supernova. And obviously, we excelled with our products. We have won some of the most prestigious awards, like red dot, good design award, and CS in 2020. And the reason we have won these awards is because of four principles. Our products are simple, smart, compatible, and user centric. We have actually changed the industry. So a charger now it’s considered a consumer electronic device, not an industrial electric tool.

When we created Wallbox, we believe that not just the hardware was the important thing, but the combination of hardware and software for the best user experience. So now, let’s see this combination. We prove to provide while choosing home as a starting point and focusing on domestic users, as Pulsar Plus is nowadays are living charger in Europe. Now, let’s see some key aspects of Pulsar Plus. Size does not impact power. So, the practical aesthetics allow our customers to place these chargers anyway. We created a very intuitive interface for the customers through the LED Hallo, which changes colors based on charging status. And our charges are always connected. Connectivity is always in our focus, as it allows us to be very intuitive, so the customer is always understanding what is going on. And it also gives access to smart functionalities and configurations, which are control it through our app, My Wallbox.

And if I want to charge, I charge. If I want to stop charging, I stop. If I want to lock the charger, I lock it. And if I want to schedule a charge, I schedule it. And thanks to connectivity, we can also receive and upload all the charging sessions and send hourly updates, through My Wallbox. At home, we push for Wi-Fi as it allows our customers to have real time control and monitoring. But our charger also have Bluetooth so that our chargers can work anywhere, even when there is no internet connection. As Wi-Fi requires an infrastructure and sometimes this is expensive, or it’s impossible to place routers in the garages. With Bluetooth, you reduce the cost of installation, and you can add other features. And this is extremely powerful to have when the charging space is really isolated. And in this cases, we use the phone as our communication hub. Actually, this is breaking communication barriers.

The Pulsar Plus North America inherits all the family features of the Pulsar Plus, going up to 48 amps and this is still ultra-compact. We are proud to have delivered a UL certified product in record time. And Douglas will speak more about this project later. All of our home chargers benefit from home energy management features like power boost. And power boost smothers your home energy consumption and limits your charging power to prevent power outages. At the same time, make the most of the available power, which results in faster charging.

Now, let’s focus on our business solutions. For our business customers, having a strong software is a critical point, keeping the look and feel of our My Wallbox brand, we again, prioritize making things simple. And charge point operators have an intuitive overview of the infrastructure and can manage the user thanks to some of the following tools. Real time dashboards allow them to see the status of their complete infrastructure and track a specific metrics. Infrastructure management, it makes it super easy to control and monitor individual charger or set different locations. These statistics helps to explore reports and focus on the specific data that is important for you.

User management allow CPOs to create different profiles, from administrators to visitors and set privileges. But not only this, thanks to our payment features, now we give you the option to monetize through secure payment integration. And it’s absolute flexibility provides a wide range of tariff configuration, app from payment with paper chart, or recurring billing with a paper mount solution. Everything is quick and simple and seamlessly integrated with the platform. This is the power of having developed our proprietary protocol.

Let’s go to speak about the business products. With commander two we have covered all reasons needs. And we grant all connectivity features with Ethernet and 4G. We have the biggest touchscreen of the market so we can offer advertisement and the charger is also fully ready for semi-public environments with its IK10 impact rating. On top, you have all identification methods, pin access code, RFID and My Wallbox app and portal. Copper SB is here to complete the business portfolio with the same core functionalities and is our most flexible charger. Why is it so flexible? Because with a socket you can charge regardless if you have a type one or a type two vehicle. And now, incorporates a shorter version which is necessary in important EV markets such as France.

Now, let’s pick our most exciting charger, Quasar. Quasar is the Wallbox original DC charger design for a home. It transformed your EV battery into an energy storage unit, allowing you to charge and discharge your electric vehicle. You can use your car battery to power your home or send energy back to the grid, moving it from (INAUDIBLE) to assets, sustainability and self-consumption at the same time. And all of this is possible thanks to applying state of the art technology to offer a cost effective solution that is a fraction of the weight of other DC chargers. No one thought of making such a small charger with these capabilities. We do these things to our patent pending technology, which involves a high frequency power model and appropriate thermal management and switching control. Quasar is essential to Wallbox vision for the future. But I will let Enric get into the details later on.

Now, let’s look at our public solution. While we saw that the large majority of charging was happening at home without notice that one of the biggest barriers to adoption was the lack of information around public charging. Public users have a problem finding chargers, and we don’t want them to have to download 30 apps just to access one. That’s why we acquired electro maps, to solve this problem. Electro maps is a public charging platform spread throughout the sort of Euro. It accelerates the user engagement thanks to each community just like the Waze or Yelp.

And this too, means that more than 100,000 users can utilize the platform to get from charger A to charger B. The (INAUDIBLE) valuable information about the charger they interact with through comments, photos and ratings within the app. The benefit of these is that drivers always know where is the best place to charge, and operators increase their visibility. Strategically, it is key for Wallbox because now we can provide solutions across every charging segment, home, business and now public. It is time to see our newest charger for this segment, Supernova.

Welcome back to our lab. The R&D work happening here is helping us to become one of the top innovation hubs in Europe. And it is also home to our newest innovation, Supernova. Supernova is our fifth high powered charger designed to easily charge an electric vehicle at 60 kilowatts of power, adding 100 kilometers of range in less than 15 minutes. We maximize uptime by leveraging our pattern Quasar technology in six independent power models to ensure charging availability even in the likely case of a model failure. Supernova delivers higher power with less components, assuming up to half the total cost of ownership compared to competitors. It’s more reliable and efficient, yet significantly lighter than other comparable public charges.

It’s modular design allows for easy transportation, effortless installation, and simple access for maintenance. As its models and main components are light, easy to service or replace. Its ergonomic design allows a perfect integration within public spaces, while featuring the robust and durable frame, a key requirement for this segment who will begin (INAUDIBLE) production at the end of this year. And I’m thrilled to announce that (INAUDIBLE) one of the largest utilities in the world, and one of our key customers and investors has already committed to purchasing the first 1000 units.

We forecast our DC chargers both Quasar and Supernova to play an important role in Wallbox growth in the coming years, representing approximately 45% of the company revenue by 2025. With the launch of Supernova, Wallbox complete is full offering by providing comprehensive solution for residential, semipublic and public charging and takes a step forward to realize our mission, to facilitate the adoption of electric vehicles today to use more sustainable energy tomorrow.

Masud Rabbani: Hi, everyone. Thanks for joining us today. My name is Masud Rabbani and I’m Chief Commercial Officer at Wallbox since February of 2019. Prior to joining Wallbox, I spent a decade working at big tech companies such as Google, and Sony, where really focused on building up global sales organizations that can sell a fairly disruptive product. So, one of the things we’ve been really focused on here at Wallbox, which today is one of our key advantages, is to build an organization that is capable of dealing with all types of clients anywhere in the world.

So, today we have a sales team of more than 100 sales professionals, globally. So, we’re selling in approximately 70 plus countries that is growing every day and really satisfying the needs of our customers, whatever those might be on a global scale. So, utilities and automotive clients make up about 40% of our customer base today, in terms of revenue. These groups include some of the largest and most influential companies in the space such as Iberdrola, Octopus energy, Nissan or MG motors. Iberdrola per se, is a really good example of not just being an exceptional partner, investor, but also a client. So, we’ve been helping them to build their charging solution offering throughout Europe, in countries like Spain, Portugal, Italy, and hopefully soon also in France, as well as in the UK with our partner brands, Scottish power operates. And also just recently, they just placed an agreement to purchase the first 1000 of our Supernova chargers.

On the other side with the OEMs, manufacturers like Sayot (SP), Cobra, Nissan, and GR Mercedes are putting their trust into us as a company to bring 360 charger solutions to their EV drivers and their b2c customers. As well in China, where we have Hung-Chi, where we signed a five year agreement with to purchase charging solutions for all of their customers in China over the next five years. Another 40% of our customer base consists of what we call value add distributors, installers, and also resellers. So, just recently, we’ve been able to onboard companies like an (INAUDIBLE) which is owned by Eon or 55, which is on by MG to choose our products and to resell to their b2c customers.

As chargers enter the mainstream, our attention to customer friendly design has proven an attractive differentiator for our distributors and for our resellers. Also, for the retail world where we’ve been able to penetrate the consumer electronics channel with companies like Media Mart or Costco. Then last but not least really, our attention again to being customer friendly and a consumer electronic product has also allowed us to generate approximately 10% of our sales through our own direct ecommerce Channel, as well as through the Amazon Marketplace. And last but not least, drive 10% of our revenues, which is also a very, very fast increasing percentage of our revenues into the direct b2b space where we penetrate the workplace and condominium charging solutions market.

To continue to be a leading player in this market, we must continually be winning market share. This really brings me to the importance of our mid-market clients, or the value of distributors and resellers, as well, as installers that I mentioned earlier, will play a critical role into our entire expansion globally. These partners, they really act as our gateway into new markets, because we can leverage their local strength in terms of installation service, while also supporting their sales efforts and marketing efforts from our headquarters here in Barcelona.

Once we have a foothold into enter these markets, and we have sort of the first couple of percentage of market share, what we’re able to do is build a network with additional partners such as utilities and OEMs that I mentioned earlier that require also that 360 solution, as well as then, drive sell through with these clients through our marketing efforts, lead generation efforts and local sales people on the ground. With the strategy I have outlined, we’ve seen our sales grow exponentially over the last few years. But keep in mind, that is not just selling hardware. Every cell of our charger unlocks recurring revenues through our energy management software and service solutions.

In both business and home settings or condominium residential cases, we’re able to multiply our revenues between four to six times, respectively. In short, the sale of just one charger costing about 500 euros can result in nearly 3000 euros worth of revenue over time, half of which comes from software and energy management services. The other comes, of course, from the hardware as well as maintenance and installation services. In building the sales organizations, we have remained committed to not just being your hardware provider to our customers, but a really trusted solutions provider. This results in a loyal customer base that is already powering our future growth. As of July of this year, 2021, we have $450 million in pipeline as well as approximately $200 million in LOIs for our new products, as for example Supernova. We’re excited to see our sales strategy not just working, but it’s selling, and we will continue to push forward in this way in the months and years to come. And now, I’d like to hand it over to Douglas to take a closer look at the U.S. market.

Douglas Alfaro: Hey, everyone. Welcome to our offices in Mountain View California. I’m Douglas Alfaro, General Manager of Wallbox North America. Before Wallbox, I started my career developing Energy Efficiency and Renewable Energy programs for governments across California. I then moved over to Tesla, where I helped deploy the first ever cross country network of fast chargers before moving to Europe to deploy both fast and overnight charging throughout all of Southern Europe. I joined Wallbox almost three years ago, with the plan to bring our breakthrough technology and design to North America.

Today, the U.S. is one of Wallbox’s fastest growing markets and we’re proud to be supporting electric nationwide. One thing is clear, the U.S. market is ripe for disruption. It’s one of the largest EV markets in the world and yet we’re just at the beginning. Today, fewer than 1% of cars on the road are electric. But the wave is coming fast. The Biden Administration recently announced aggressive plans to encourage the sale of more than 25 million EV’s by 2030. Meanwhile, major U.S. car manufacturers have pledged between 40% to 50% of their sales to be electric over the next 10 years. And highly anticipated pure EV brands, including Rivian (SP) and Lucid Motors will be hitting the market later this year.

Of course, more EVs on the road means the need for more chargers. Bloomberg New Energy Finance predicts that the U.S. will require 15.4 million private chargers in homes by 2030. That number more than triples to 51 million by 2040. The opportunity in the U.S. is undeniable. I’m really excited for this market because even though it’s one of the most competitive globally, we’re already succeeding. We officially opened our North America headquarters in early 2020 and began preparing for the launch of our best-selling charger, the Pulsar Plus.

We came to market with an ultra-compact and flexible 40 amp version of Pulsar Plus, which is capable of being hardwired or just connected to an outlet, easy installation. Its ease of use, tech features and sleek design make Pulsar Plus one of the best choices for EV drivers in the U.S. At launch, we received rave reviews from sources such as Axios (SP), Clean Technica (SP), Forbes and Engadget (SP). Forbes actually said that we offer the easiest way to charge at home and inside EVs listed us as one of just three top ranked chargers in the market from the outset.

Our direct to consumer sales approach has been key for the U.S. We launched a nationwide installation partnership with Humeret (SP) from the very beginning to make sure that our clients were purchasing full charging solutions and not just a charger. We knew that smart, well branded tech with a seamless customer experience would be highly successful in this market. This led Pulsar Plus to become the number one bestseller on Amazon within its first two months.

Of course, we’re also capitalizing on traditional sales channels. Some of our first clients were solar, utility and auto EMs as well as major distributors like Rec Cell and CED Greentech. We’re also excited to have announced a partnership with SunPower, one of the largest residential providers in the country. Together, we’ll be delivering complete solar storage and charging solutions and collaborating on future projects like bidirectional charging at homes nationwide. Our team here in the U.S. is now 20 people strong and we expect to double that by the end of this year. We recently moved to a brand new office and testing lab in Mountain View. And we had the honor of hosting the Spanish minister of industry as one of our first guests just a few weeks ago.

All in all, we’ve already laid a strong foundation for our growth by launching a highly acclaimed product, hiring a best in class team and making an impact in a fast moving market. We have a lot of exciting things to look forward to in the near future for Wallbox in North America. We recently introduced a 48 amp version of Pulsar Plus, which means our charger’s now one of the most powerful in the market. The 48 amp Pulsar Plus has the power to charge the newest and most advanced EVs at their full at home charging capacity. We’re one of the few companies offering this level of power today, and still with the same compact, sleek design that customers expect from Wallbox.

We’re also in the process of certifying both Quasar and Supernova for the North American market and anticipate their launch in 2022. Finally, I’m happy to share that we’ve selected the location for our North American factory in the U.S. This facility will be used to produce all of our products in the market. We’re working closely with local governments as we prepare the official opening in 2022. And we look forward to being a central part of the local community when we announced the final site in the coming weeks. We on the North America team are thrilled by the rapid growth of Wallbox in the market and look forward to even more expansion in the months and years ahead. Now, I’ll pass it to Oriol, to tell you a bit more about our manufacturing and operations worldwide.

Oriol Riba: Hi, everyone, my name is Oriol Riba and I am the Chief Operations Officer at Wallbox. Before joining Wallbox, I spent over 20 years in operations and engineering FICOSA. I live in tier one supplier for the automotive industry. I am speaking to you today from our manufacturing plant in San Andres de la Barca, which is about 20 minutes outside of the Barcelona City Center. This was actually Wallbox very first office when we started in 2015.

When we started, we had a small office inside. And now Wallbox occupies all 3000 square meters of the building. Today, we are around 200 people working in San Andres, compared with 350 people working at our headquarters in Barcelona. Our headquarters is home to our commercial corporate product and software teams. Recently, we have our innovation lab, our showroom and our brand new Wallbox store. The team here in San Andres does everything from hardware and filmware (PH) engineering to the physical production of our charger.

Now, let’s talk about how whiteboards vision becomes a reality. Around me, you can see our engineering validation lab. Here is where we create and test the core technology that enable our industry leading performance. Our team of 70 hardware engineers and 80 software engineers create products that sell in approximately 70 countries around the world. At Wallbox we have always done our design engineering approach in house. We believe that controlling the entire value chain is essential in the supply changing market. Why? Because every country around the world has its own specific regulations, which are frequently updated.

Additionally, car companies released new models every year, and the global supply chain can be unpredictable. For this reason, we have invested in machines that simulates the grip conditions of the different countries around the world. So, whether it’s the United States, France or China, we can launch and make modifications to our product faster than the other companies that have sourced the validation. A specific example of this is the UL certification we have in the United States. We were able to go from a product prototype to fully certified in nine month, when on average, it takes two to three times that long.

We have also created a unique space for car validations. As we will show you, we are constantly testing the newest model and different energy scenarios to make sure that all our chargers are compatible with every vehicle on the market. And lastly, we have vertically integrated our supply chain. These allow us to make rapid interactions to our products based on what components are available. For example, if one supplier of the maker said cannot deliver, we can quickly find another provider, certifying them and adapt to the product so we can never stop producing. This has always been still important to us. But even more so recently, with all the reduction in the global supply chain.

On top of bringing the supply chain in (INAUDIBLE) in house, we also designed our own components. For example, our patented DC power attorneys have transformed our charger into some the most efficient on the market, with an efficiency on 97%. On that note, let’s move to our production floor to see how our products are made.

After our charger is sold, it immediately hits to our operation floor. We have completed all the major certification to the industry to guarantee the highest quality and more reliable products to our customers. In San Andres, we have three main assembly lines, our AC products assembly line, our Quasar line, and more recently, our line for Pulsar USA. This (INAUDIBLE) we’re in is responsible for producing all our charges as needed to be in North American and Latin American markets. We have also another facility in China, in which we produce a Pulsar for APAC market, as well as our customization charger for Hung-Chi, one of the largest Chinese OEM. Between these two facilities, we’re able to produce over than 500,000 cases per year.

In addition to our production facilities, we have partnerships with logistics operators, Sweden, United Kingdom and United States. Only now, we ship more than 5000 active DRE points. In all of our facilities we track in real production KPIs on a daily basis to ensure that we’re working efficiently. For example, one of the main goal is to deliver in less than 72 hours, whereas other company may takes as long as 20 weeks. Our assembly lines are extremely flexible. This means that we can shift production to accommodate different product mixes and easily increase the production to meet the overall market demand.

All these points are key to highly scalable operation. It’s for the reason and more that even with all the current supply chain tolerance we have never stopped producing. We’re actively increasing our production capacity quarter over quarter. Now, you have seen our current facilities, but let me tell you a little more about our future. To accommodate the skyrocketing demand we are seeing from the market, we’re aggressively signing the contract for a new production facility in Barcelona, 10 minutes from our headquarters.

This new facility that we have named D26 will be 11,000 square meters, almost four times the size of our facility in San Andres. The operations in the new assembly plant will be the state of the art, where we (INAUDIBLE) for quality monitoring, fully automated and online testing, industry 4.0 automatic guided vehicles to assist in the transportation and a fully automated urban warehouse. Lastly, staying consistent with our commitment to the sustainability, the interior plan will be powered by solar panels and renewable energy.

As we recently announced, we will be opening another manufacturing plant in the United States in the second half of 2022. This plant will be dedicated to provision our USA version of Pulsar, Quasar and Supernova. Looking even further into the future, we’re forecast to open even more plants around the world to support our growing global operations. With our current plant facilities, we have built the groundwork for continued global scale. We believe that operations will be equally as important to the future of EV charging as technology and we feel confident in our abilities to deliver.

Jordi Lainz: Hi, everyone. I’m Jordi Lainz and I am the Chief Financial Officer and Corporate Director here at Wallbox. I have been leading finance teams in the automotive and manufacturing industries for the last 30 years. During this time, I have also served on both private and public company boards. Before joining Wallbox, I was actually a member of the Board and they liked the company so much that I decided to join the team full time.

I’m going to review some key financial points from this presentation and explain how Wallbox has built the foundation for a scalable growth. But first, let me provide a bit of context. Today, Wallbox has raised at approximately $100 million. Within resources we have been able to build the international company that Wallbox is today. When we say that our model is capitalized, we mean it as our spending reflect (INAUDIBLE) some of our public or soon to be public fears have raised.

Next, let me describe our globalization process and how we have achieved our international presence. We were born and our headquarters are in Barcelona, Spain, but we have been global since day one. As you likely know, the EV market in Spain in 2016 was not the biggest or fastest growing market in Europe. As such, we adapted. First, entering countries with a more involved Evie market, including Norway, Germany, and the Netherlands. Today we have physically offices and subsidiaries in these markets, as well as others and we have a commercial presence virtually across the entire European continent.

In 2018, we expanded to China through a joint venture with the Fujian group to focus on the Chinese market. We also launched a 100% owned subsidiary in Shanghai, which supports our commercial activity through the entire APAC region. At the end of 2019, we expanded into the U.S. by launching two offices, a commercial office in Mountain View, California, and an innovation lab in San Jose. All in all, we have built sales capabilities in almost 70 countries. And as you have already heard from our COO Oriol, we also have the in house manufacturing capacities to support the markets rapidly growing demand.

As we have explained over the course of this presentation, Wallbox is built for scale. This can be seen from our historical performance, having double or triple sales in every year of the company’s existence. These major Wallbox one of, if not the fastest growing EV charging company in the space. Further, we’ve recently disclosed our first half results of 2021, exceeding our original forecast by about 15%. Additionally, we achieve at the 40% gross margin which supports our full year 2021 forecasts. These results reflect industry leading growth and are in line with the trajectory of our expected future growth, as you can see in our sales projections.

Our growth and margin expectations are supported by the following factors. First, and most obviously, continuing with our core business of sales of hardware, software and service solutions. Second, launching new technologies, such as complimentary energy management software features and innovative hardware product like ultra-fast over chargers. Third, global expansion. These means farther penetrating the top EV markets we are currently in and also breaking into rapidly developing markets, including in Latin America, APAC and Eastern Europe. Lastly, we’ll continue to evaluate prime inorganic growth opportunities. This is evidenced by two acquisitions we complete in 2020.

In May of 2020, we acquired intelligence solutions, a leading distributor of charging solutions in the Nordic Region, a key step in building out our geographical footprint in the region. And in September of 2020, we acquired electro maps, which Eduard already discussed. Electro maps is that ways of EV charging and surface our software to gateway into the public domain, which complements our launch of Supernova our new public charger taking place later this year.

So, how does this translate into numbers? First, it is critical to note that the anticipated transaction with Kensington is expected to fully fund our business plan. As previously noted, we are on track with our expectations for 2021. Today, 95% of our sales come from hardware, the rest come from software installations and accessory sales. However, every charger we put into our home serves as a platform for future revenue. As you can see, by 2025, we expect that 11% of our revenue or approximately $125 million, and roughly 20% of gross margin will come from software. We feel confident in our projections because of our strong sales pipeline, and the potential of our sales partners, which include world class utilities, OEMs, car dealerships and tag distributors.

With respect to gross margins, we are already best in class today, consistently reporting gross margins that are greater than 40%, which many of our peers only forecast in 2025, or 2026. This gives us a path to profitability by the end of 2023. In summary, we are a leader in an enormous and rapidly growing market. Our estimates for Wallbox represent only approximately 1% of the total TAM for the EV charging market. So, we are confident in our abilities to deliver on our expectations.

Enric Asuncion: Even as one of the fastest growing companies in this space, we are often asked about differentiation. What sets us apart in this market, what will ensure our future success? The first of course, is our technology. As Eduard demonstrated, we are breaking new ground in terms of functionality, form factor and quality every day. I could just as easily point to both, our truly global presence or our high margin and recurring revenue model, as shared by Masud. We’re also incredibly proud of our vertically integrated manufacturing operations, which allow us to build, optimize, and execute rapidly, as Oriol explained.

And of course, I must call out our world class executive team and Board, with experience spanning across technology, energy and industrial backgrounds. Our Board of Directors are from some of the top utilities, OEMs and tech companies around the world. And we’re extremely excited to be adding Kensington to the Wallbox family. And while all of these differentiators alone, make Wallbox a truly unique leader in this category, I would like to spend a few minutes on the differentiator that gets me the most excited. And that differentiator is our vision.

We know that charging an EV nearly doubles a home’s energy consumption, meaning they will represent almost 50% of all energy consuming the home. Understanding where this energy comes from, how it’s being used, the best time to use it, and so on, give users unprecedented control and insight. When paired with the right functionalities, that insight can be used to introduce entirely new ways of using, generating, storing and sharing energy. This is where Wallbox is headed. Based on our business today, the roadmap ahead and the proven success of Quasar, as well as the tire portfolio, we are perfectly positioned to play a central role in home and building energy management.

Our vision is to be the provider of all in one renewable energy solutions with the charger and the user in the center. Let’s take a closer look at some examples. One of the biggest problems with the renewable energy is storage. The majority of renewable energy is produced during the day but goes and use. Around dinnertime, local and national grids are overwhelmed with demand so electricity prices skyrocket, and energy generators turn to their alternative sources, like coal and gas to meet the need. It is during these hours that solar energy is most needed. And yet, without the costly storage unit, that energy is no longer available.

Enter Quasar, our bidirectional charger. Quasar has an AC to DC converter built in so we can act as a solar inverter, meaning you can send the solar energy directly to your EV. Now, you’re battery is the storage system. During peak hours when the grid is stressed, you can pull the same energy from your car and power your home, avoiding high prices and dirty energy. This isn’t something that will happen in five to 10 years. This is something we’re doing now. For this same functionality, you will have to buy and install parts costing nearly $15,000. Yet, Quasar costs just $2,500 and takes up a lot less space than traditional storage equipment, saving you over $10,000 in power cost alone, not to mention installation and maintenance.

Now, let’s talk about the energy management piece of the equation that really brings our vision to life. When we combine Quasar’s hardware technology with our pioneering energy management software, we give users the option to only use grid energy when it’s the cheapest or cleanest option. When factors change, or the grid becomes overwhelmed, Quasars will automatically begin pulling energy from a car’s battery instead. We know this works because we are using this solution right here at our headquarters in Barcelona. Thanks to our energy management system, Sirius (PH). Here, you will see a chart of our buildings energy consumption. This red line represents the building’s power lead. If we go over this line, we will trip a fuse and cause a blackout in the building. The green line shows us our buildings energy needs. You can see that at multiple points through the morning, our needs actually surpass our power limit.

The way we prevent this company wide blackouts is with Sirius (PH), during the morning Sirius recognizes that we are going to exceed the building’s power limit. And at that moment, it tells that 26 connected Quasars we have in our own parking lot, to start discharging energy from our employee cars back into the building. These allow us to achieve the blue line, which is our actual building energy consumption, or the green minus the purple line. Now, later in the day, solar panels kick in, and there is no need to throw energy from the cars in our lot anymore. Then at night, Sirius recognizes that the energy is at its cheapest, and charges all the cars that are left connected in our parking lot, replacing the energy that was discharged early in the day.

So, in sum, Sirius managing vehicle to building communications with 26 current chargers, tying into our solar energy system, and also incorporating features like time of use charging, all resulting in a sustainable safe energy system for our headquarters. But the possibilities do not stop there. With the combination of hardware and software I’ve described, Wallbox could facilitate any number of new interactions. Imagine energy as payment, where you could pay for your parking by plugging your EV into a Quasar. And the parking operator just takes a bit of energy from you to power their building. Imagine peer to peer energy transactions, where you could share energy with your neighbors or transact on an individual level. These are just some examples of the new normal we’re creating.

With that, let’s move into the live question and answer section. Thank you, everyone. for your time today. We are really grateful that you join us during this investor day. And thank you to all the team at Wallbox that make put this together, this production, so we can tell you more about Wallbox and our vision for the future. So, now is the time for the Q&A. With me and Jordi Lainz, our CFO and Austin Wood, our Director of Corporate Development. So, he will be our moderator. And let’s start with the all the questions we already have.

Austin Wood: Amazing. Thanks, Enric. So, as Enric said, my name is Austin wood. I’m the Director of Corporate Development and Investor Relations here at Wallbox. Over the past week, we’ve been collecting questions via our email, investors@wallbox.com. And then also, over the course of this presentation, you all have been submitting your live questions. So, we’re here today to answer those questions. And I’m going to ask a couple to start, to Enric and Jordi.

So, Enric, the first question we got was regarding our home charging strategy. So, the question came in, why did we choose the home and how do we compare it to some others within the space?

Enric Asuncion: Perfect. Yeah. So, you know when — the most important thing is, that first of all, 80%, 70% to 80%, or 90% (INAUDIBLE) of charging happens at home. So, it’s really, really important to solve this. And when people buy electric car, they tend to double their energy consumption. So, when we founded Wallbox, nobody was focusing on that. Because at home, the price of energy changes by the hour so you need smart charging devices that charge when energy is cheaper.

The power at home is limited. So, if you start the air conditioning, the heating, or any consumption of your home, you can tip a fuse, so you need to charge when energy is cheap and and also to make sure you always can charge as fast as possible, so you save time. So, everybody at the time was focused on public chargers for the street, but the key to make possible the transition to electric cars was to solve first of all home charging. So, six years ago when we founded Wallbox, we focused first in home charging, so we launched our hardware and software products. And then we focused on condominiums and enterprises, which is what we call business or semipublic charging, people that live in a condominium want to know how much energy each neighbor is spending and at the end of the month, send an invoice.

So, Wallbox basically solving all the solutions that you will need in a home, business or public environment. And there’s a lot of differentiation at Wallbox. But I think what’s key, is that we focus on the energy, and we take care. We’re in the middle between the common factor and utility, we are actually physically between the common factor and the utility. And we optimize your charging to make sure you take the most of your installation, but you also take the most of your car. And also up into the point of installation, using your car as a battery to power your home. All these things is what our products made possible and these possible at home where most of charging happens.

Austin Wood: Thank you. And Jordi, next question is for you. It’s related to the home. So, the question is, can you give us some color to help us understand your strength of your margins on your at home product, so it’s asking about kind of the margins of our hardware products and software products, and how we’re achieving them.

Jordi Lainz: Okay. Our focus until today has been really speed to market and growth, not margins. Despite that, we have been reporting historically, and today gross margins higher than than 40%. And basically, it has been due to our in house manufacturing process, which allow us to control all supply chain, of course, also our in house design, that give us capabilities in changes and improvement in terms of of engineering and design.

Of course, we are not leveling selling product and it means that also it helps us to report these gross margins, no? And, in fact, it gives us for the future, a potential space to improve it because we have not forecasted any economies of scale or cost savings due to the increase of significant volumes that we will have in the future, no? And then we have a big space for optimization.

Austin Wood: Great. And so, actually along those lines, we got to follow on questions related to kind of the pricing and the margins. The first question is, have we incorporated any increase or decreases into our prices as we’re doing our forecasting? And then the related question, I guess, would be, if we are incorporating any effects or anticipating any effects from inflation as we’re doing our forecasting?

Jordi Lainz: Well, as I mentioned before, we have a significant space for these economy of scale. And the huge increase of volumes that are expected in the next years in all EV space, allow us to improve this. And in our forecast model, in our financial model, we have not forecasted any cost savings related this. And we have then in other space, to absorb any potential inflation effort that we could have in the following year.

Enric Asuncion: I think also, it’s important to note that the way we are going to keep the prices is going to be first, we always kept the price. And the way we do it is launching new functionalities. So, we improve our software. We actually launching pretty soon, a new functionality it’s called Eco Smart, that enables you to charge when you have excess of solar power. So you can charge only with solar power in your installation. But we’re launching every month, basically new functionality. So, that’s the way we keep prices.

Also, we’re launching new hardware. Our hardware is constantly upgraded. We had the Pulsar Plus. Well, the Pulsar Now, the Pulsar Plus, and we are developing new, the commander, the copper new products are coming. That’s one part, but also the brand. We have a strong brand equity and majority say we don’t do white leveling. So, every charter we sell today is building on this brand. So, we make sure people ask for our products. And in the U.S., we’re also making sure the strong brand will have in Europe, a leading brand. It’s happening U.S. and you can see today, already with the Amazon bestseller. People are starting to recognize our products. But with the brand, with innovation and with new products, that’s how we keep the price.

And you say perfectly, Jordi, there’s a lot of room to improve on margin. We have focused mostly on keeping the — launching as fast as possible to the market. We are increasing volume exponentially. And our internal operations are — there’s a lot of room on the design for improve margins. And even though we’re already at 40% of margin, which is double what happens in the market. (INAUDIBLE) Yeah.

Austin Wood: Thank you. And actually, that’s a perfect segue into the next question we got. You were talking about Eco Smart, you were talking about solar. So, recently we were asked about, or we announced a partnership with SunPower in the USA. So, one of the questions that came in was, if we could give a little bit more context on SunPower. What’s our relationship with them? How did that come up and what the impact will be for our business?

Enric Asuncion: Perfect. So, SunPower is a distributor and installer of solar. And there’s a very good relationship with charging on solar, when people buys an electric car, their home consumption doubles. So, they tend, three times more to buy solar power than people that won’t have bought electric car. So, first, comes the electric car, then come solar. But there’s also situations where there’s solar power, and there’s an electric car, also. So, we are here leveraging the 350,000 installation that SunPower has done already. They are doing 50,000 installations a day so — a year, sorry. 50,000 installations a year.

So, using this network with the Eco Smart functionality, that makes their solutions more interesting for EV drivers. And we expect to — it’s increasing our investable market. And we are going to leverage our product distribution. And we see even more interesting part in the future also, which is not only selling our AC chargers, it’s also selling our DC chargers, that right now, like Quasar, that we are selling in Europe, next year is coming Quasar to the U.S. And Quasar basically makes electric cars batteries for the home or batteries for the grid. So, once Quasar is available in the U.S., I think this is the perfect product for SunPower. People (INAUDIBLE) SunPower and the customers, SunPower. People will not need to buy batteries, they already have their car. So with their car, they will have a huge power wall for the home.

Austin Wood: Thank you. And so, we talked a couple about a couple of different products there. We talked a little about hardware, we talked about Quasar, we talked about software. So, Jordi, I’m gonna come back to you now. Can you give us an idea of what the breakdown of our sales are by product today? We got a couple of questions related to, hey, what do your sales look like today from a product level? And what are they going to look like in the future?

Jordi Lainz: Okay. Well, today, approximately 95% of our sales come from hardware, the rest 5% comes mainly from software and also installations and accessories. And it’s important that we create these bays of infrastructure and as much chargers we have installed, it allow us to monetize these, and in allow us that what we are expecting that 2025, 11% from our sales will come directly from software, which represent approximately $125 million. The rest will come from 34%, we are forecasting that comes from our AC charging solutions, approximately 29% from Quasar and the rest 17% will come from public charging, Supernova and ultra-fast charging public charger.

Austin Wood: Thank you. So, we talked a little bit about Quasar again. I see we have a question coming in about how is something similar to what Enric was just talking about, kind of the intersection between Quasar and energy management? So, Enric, can you maybe take a step back and talk a little bit more, what does Quasar do and what exactly is that link?

Enric Asuncion: Yeah. So, I think Eduard explained it perfectly, but I will add to this. So, Quasar is the first bidirectional charger for the home. Before Quasar, these products were huge, (INAUDIBLE), very heavy and very expensive product. So, with Quasar, we make a small product that you can put in your wall at home, and it’s affordable. It’s around $2,500. So, really, really competitive with current AC charging.

And we did this thanks to our technology. We have a patent pending technology with high frequency switching, using silicon carbide MOSFETs. And we have patents especially in the magnetics design. So, we have lots of patents there to make sure we can make these products compact, and affordable. And what Quasar does is, you have your electric car and your electric car has a battery. And this battery it’s massive. If you think these power walls that you can have in your home, that around 10 kilowatt hours, 10, in the capacity they can store. In electric car, it 60 to 100 kilowatt hours. So six to 10 times bigger than any power wall you can have at home.

So, imagine, it’s a battery that can power your home for four days. So, Quasar, what it does is, you can be charging your car but Quasar, what is also does is discharging your car. And from here, the possibilities are limitless. You can start from saving money. You can charge whenever it is cheaper, your car and discharge when energy is more expensive. You shift your consumption to hours where energy is cheaper, so you save around $120 a month, depending on the installation, when you save money. But you can even go save more money or make a smarter use of energy when you combine it with solar power. You have solar power at home, you charge your car when you have solar and use your car as a battery at night when you don’t have solar power.

And there’s also next step, which is bigger to grid. Because what I was explaining now now is (INAUDIBLE) home, everything happens at home. But(INAUDIBLE) this is giving to the grid option to use your car as a storage for the grid. We’re doing this already. Quasar is not something it’s happening in few years, it’s something running already in Europe, in many countries in the UK, in Germany and in Australia. In that case, users can make a revenue. They sell their energy to the grid. They provide power to the grid with frequency regulation. And in some countries, they are saving around 200 pounds, in the UK in that case, $200 a month using Quasar.

So, Quasar makes your kind of battery for your home. And from here also, what I explained in the video, we can use Quasar also as an inverter. So, not only have a charger, we will have something where you can directly connect the solar panels and it becomes your inverter for the home.

Austin Wood: Thank you. Actually, one of the questions was related to that. So, I’m going to stay on that theme. One of the questions that just came in is, can you talk about how solar to EV is currently done? So, what are the different pieces of technology that you need, that maybe next generation Quasar will replace?

Enric Asuncion: Yep. So, right now, we have our AC chargers or Quasar. And they have a communication protocol with the inverter, or they are just measuring the home consumption with meters. So, you have the solar panel to the solar inverter, which is AC and then comes to our chargers and then comes to the car. With Quasar, with the next version of Quasar, what we are doing is removing all these components. So, you will only have the Quasar and the solar panels will connect to the Quasar, the car will connect to the Quasar to charge or discharge and the Quasar will be connected at your home. So, one product, that’s everything, inverter, battery and charger.

Austin Wood: Amazing. Great. So, Enric, I’m not going to leave you alone just yet. The next question we got was around the other piece of our DC technology. It was about our public charging strategy. So, could you talk a little bit more about how we’re entering the public market? The question is specifically around, are we just selling hardware? Or are we also making some money on the utilization of that hardware from other networks?

Enric Asuncion: Yeah. So, a long answer, but the answer is yes. We sell hardware and we also make sure we will get revenues from using public charging, but without owning our net worth. Okay. So, let me start first with actual Supernova strategy. Supernova solves the two main problems of poly charging. One, its reliability. We have data that shows that in some countries, 50% of the fast public charging infrastructure doesn’t work. So, this is a big problem, because when you go to public charging, you expect it to work. And two, it’s the cost. Today, DC fast chargers are very expensive.

So, Supernova solves both. If we have a modular design that has lots of Quasar modules. So they are compact and affordable, which is what Quasar technology does, so we are able to make a product that is reliable because we have lots of modules. So, if one of those modules fail, no problem, we have the other still charging the electric car. But the other thing we have, it’s cost savings, with the high frequency switching technology we have patented. We are able to drop the cost to 40% of the total ownership costs.

And we save it mainly in two ways. One, it’s the actual cost of the hardware, which is close to 10,000 to 12,000 euros, which is substantially lower than our competition. That’s the price for our customers. And two, we save it with the installation costs. It’s a product which is very light. It’s made of plastic with some metal reinforcement to make sure it’s strong. But it’s very easy to place. You don’t need special equipment to place it. And you can later install the modules which are the heavy part. So, one person or two people can place it in installation. So, it’s a very simple, very fast installation process.

And that’s the hardware. But if we go to the monetization of public charging, we have electro maps. Electro maps is a public charging app that, 80% of charging happens at home but there’s still 20% that doesn’t. And our customers maybe once per week or once per month go to a public charger. With electro maps, they can locate public chargers, then they can pay for this public charger and we get a 10% fee for every transaction that goes through public charging. We don’t own these chargers. These chargers are owned by third party operators. We have agreements with them to make sure our users can access them.

So, with one app they have access to multiple operators. And Wallbox does not invest in installing all these chargers in the street, we just have the agreement with these operators. And the data, of course, we have hundreds of thousands, this is a living app in southern Europe. And we are now working a lot to expand it at a global scale.

Austin Wood: Thank you. So, talking a little bit more about fast charging, one of the questions that we were asked during the production was, if we could explain our relationship with Iberdrola and talking a little bit more about, they have, obviously, some big plans to expand the public charger infrastructure throughout Spain, throughout Europe. So, if we could touch on kind of the relationship we have with them, and what it means for our future as well.

Enric Asuncion: Yeah. So, Iberdrola is one of the biggest utilities in the world, they are actually 170 year old company, and the number one world provider of wind power. So, it’s really focused on renewable energies. And they have a goal as you say, they are planning to install 150,000 chargers. They have a huge commitment with $75 billion in U.S. dollars in renewable energies and energy transition. So, they are one of the leading companies on the energy transition. And since the beginning of Wallbox, very early, they have been an investor, they have been a Board member, but also one of our customers. And we have been evolving together.

Iberdrola today is around 5% to 10% of our of our sales, depends on the year and the quarter. But according to Masud, we try to keep always our customers to be around 5%. And it’s a very strategic partner. And also, they already place orders for Supernova. So, Supernova to Iberdrola and other utilities in the world, we have more than 8000 units in pre orders, these amount $130 million to be delivered in the next two years. And actually the first Supernova we will produce, they already have a name, it’s Iberdrola. They have commitment to install them, so we will deliver to them as soon as possible, that when we start production at the end of this year. And that’s it. Yeah.

Austin Wood: And that commitment amount it was how much of the the 8000?

Enric Asuncion: Iberdrola it’s around 6000 of that.

Austin Wood: Okay. Great. So, Jordi, let me turn it back over to you. We talked a little bit about the different — we talked about how Iberdrola was part of our past. So, maybe let’s take a step back and look at some of our historic revenues. Can you talk a little bit more about what has fueled our growth over the past couple of years and then what is driving the growth moving forward?

Jordi Lainz: Of course. We have been focused on user since from the beginning and in our history. And we have been growing between 200%, 300% on a yearly basis focused on home solutions. And of course, we will take profit of the evolution of the EV market, which is expected to grow significantly in the following years but adding other products as we have been talking as Quasar. Not only for countries that today, we are working with that it’s Germany, UK or Australia for the rest of European countries. Of course, launch of public charger that as mentioned, Enric, we have more than $230 million committed for the next two years. And also, expanding these products to the U.S. market, that for next year, we will sell these products in the U.S. market as Supernova and also Quasar, the same that we are doing today with Pulsar UL.

Additionally to these, we will continue with our geographical expansion to the actual living markets where we are leading in Europe and of course, U.S. as I mentioned, our new markets as APAC, South America. And lastly, adding new business recovering revenues of software energy management systems that will allow to take profit of all infrastructure of chargers. These are the main drivers for the future growth of the company for the next year.

Enric Asuncion: I’m super excited about this because right now most of the revenues come from AC charging, home and business AC charging, but we have already these huge pre orders, these new products, Quasar and Supernova that already, Quasar is already on sales, and we have seen a huge growth. But Supernova is coming out, so it’s a big part of the growth is coming from new things that are real proving successful. And I think this is a great situation to be.

Austin Wood: Thank you. So, Jordi, I’m gonna come back to you. We got — it’s a follow up question on the geography piece. So, we’re a Barcelona based company. The question is, could you give a little bit more detail on our sales split on a geographical basis? So, are the majority of our sales based in Europe? Or how are they spread out across the country today? And then maybe we could also answer, what do they look like in five years?

Jordi Lainz: Well, we have been an international company since day one, because we were born in Barcelona, and EV market in Spain was absolutely insignificant. This is why today, for example, on Q2, our market number one has been Germany, second UK, Spain, Italy, U.S., it’s in the top five. Also, we began our sales in U.S. on late February. And also, we have Norway, Netherlands, and probably in the near future, these top five U.S. will became top three. And in some month, I expect also, Enric, that it will be probably our main country market, because it’s significant growing that we are experiencing there.

For the future, of course, we have a significant base, and we are leaders in Europe, which is probably the main region in terms of volumes. But we are expecting that on 2025 16%, from our sales will come from North America, still 77% comes from Europe, and the rest of the world will be the rest as APAC, South America, etcetera.

Austin Wood: Thank you. So, we talked a little bit about the USA market, a good amount there. One of the questions is related to a press release that we did a couple of weeks ago about the new U.S. factory that we’re going to be launching. So, in the in the video, Douglas said that we’re excited to have selected. Could you give a little bit more context on when we’re announcing and what exactly we’ll be doing with that strategy in the U.S.?

Jordi Lainz: Well, we’re excited to announce our new factory. And in coming weeks, we will announce the exact location. Okay? We have had last month, three finalists, excellent ones. And we have decided it and will announce it in in coming weeks. It will be really important for us because it will became — we say that we are a global company and it is, but we need to improve the other experience of our customers to have a factory closure. And of course, due to logistic purposes, we need to produce our first chargers of a Supernova near of the market that it sold.

Then, in this factory that will be integrated on the second half of next year, where we will produce not only the actual Pulsar UL that we are producing here in Europe for North American market. Also Quasar for U.S. and supernova. And we will hire in the short term more than 250 workers, direct labor. And of course, we will improve as we grow on on sales. We will implant there the same technology that we are doing here in Europe, industry 4.0 circular economy in solar panels in all the factory that will allow not only to produce there, also to have best in class factory for EV chargers in North America.

Enric Asuncion: I think this is a critical point. The factories, in general, the vertical integration or have the right suppliers in each country, it’s critical. Not only to maintain the nice gross margins we have, it’s also, now with all this situation of scarcity of components —

Austin Wood: I was just going to ask about that. There’s three or four questions about that.

Enric Asuncion: So a lot of scarcity of chips. So, owning the supply chain, making sure you control the power and you take care of the (INAUDIBLE) not the design development, the manufacturing, the certification. This is allowing us to not stop delivering. We are able to deliver our products in less than 72 hours. And we haven’t stopped delivering when many of our peers have stopped or they have delays, long lead times to deliver.

And this is key, thanks to owning the supply chain and making sure, in case you don’t have a component, you can redesign slightly your product, look for a substitute component. And having local supply chains, having a presence in every country, it’s important for logistics. It’s a part of the cost. So, it help us also to keep growth margin, but also, it’s very important to make sure we can keep growing and delivering without hiccups in every market.

Austin Wood: Thanks. So, the next question we got is related to our DC products, again. The question is asking if we could elaborate a little bit more about the attraction we have with Quasar. So, maybe we talk about some of the partners that we currently have. And then also the go to market strategy for Supernova? What does that look like? And I’ll have a couple of follow on questions about DC related questions.

Enric Asuncion: So, we launched Quasar more than a year ago, and the main focus for Quasar has been partnering with exclusive or not exclusive, but preferred partners in different countries. So, for bidirectional charging, you need special certifications in each country. Today, we have them all in Europe, and even in Australia. So, we started working in the UK with (INAUDIBLE) projects with a top of energy. Also, with (INAUDIBLE) charge. So, these are regulatory. They take care of the aggregation part of the communicating with the DSO and the DSO and we provide the technology, the hardware and the software.

Or with Nissan in Australia and Mitsubishi in Germany. So, we are doing specific projects. But in few months, and actually during during this second half, what we’ve done two things. One, is dropped the price of the product to make it more attractive for retail and for b2c projects. So, for anybody at home. And we are launching the (INAUDIBLE) to home. I think this is huge, because, (INAUDIBLE) it’s very, there’s a lot of projects, and we sold thousands of this product already. But we see a huge potential with (INAUDIBL) to home and that (INAUDIBLE)

When I explain that in this building right now, right now, here, we are not consuming energy from the grid, everything is coming from solar power, or from the cars we have in our parking lot. Imagine doing this at home. Imagine that at home, you just spend energy when it is at its cheapest, or you only spend energy from your solar power. So, this is something we’re already doing at home, but we are launching new functionalities that we make it more accessible to anybody at home during the next month. And for Supernova —

Austin Wood: Can I pause you there really quick? One of the questions that just came in, when are Quasars going to be available for pre orders in the U.S.?

Enric Asuncion: I don’t know for pre orders. I know for orders, it’s gonna be at the second half of next year. Pre orders, we have to see. Orders, second half of next year. So, actually deliveries. Deliveries. And Supernova, our fast charger is 60 to 120 kilos. And we believe that this is the sweet spot for fast charging. Because fast charger sound like something important. They’re one in a location in a city, there’s not many and 60 kilowatts or 100 kilowatt is something that we need every day, in enterprises, in restaurants in hotels, charging in one hour and charging in two hours. (INAUDIBLE) to 100 kilowatts, and to that, we need reliable and big volumes.

When we make Supernova product that can be produced by hundreds of thousands. It’s made like a car. It’s injected plastic. You need to specialize installing, not install, a technician. Anybody can do this. It’s putting connectors you don’t need — you don’t have a cabinet with electrical equipment. It’s very easy to build, Supernova. So it’s very scalable. And we are focusing on touch point operator and utilities. Especially utilities and operators are the ones that are investing in public charging. So we’re making sure it’s like (INAUDIBLE) jet charged in Australia, Quebec. In South America, Quebec is one of the biggest energy companies in South America. And it’s also one of our customers, not only for Supernova, (INAUDIBLE) charging. Or (INAUDIBLE) in Thailand, these are companies that have huge plans of investing in fast charging, around 60 to 100 kilowatts, and that’s where Wallbox is delivering the solution. And that’s why all these customers that already try our product they place these pre orders.

Austin Wood: And so we talked a lot about the 60 to 100 kilowatt chargers, how do you feel about the ultra-fast chargers? One of the questions was, what about ultra-fast charging needs, where does that play a role in the market? A number of companies are offering up 350 kilowatt chargers, for example.

Enric Asuncion: Yeah. So, the big volume is at 60 to 120 kilowatt and we need a solution, which is Supernova. So, at the end of this year, we’ll be producing big volumes. And we’re (INAUDIBLE) where most of the revenues coming, but we’re working also in that part, in the 350 kilowatts, because you will need in highways. It’s gonna be less volumes. So, also the cost optimization is going to be important but not as important as the Supernova. But yeah. So, it’s something we’re working on.

Austin Wood: Yeah.

Enric Asuncion: I hope we can give you good news soon.

Austin Wood: Yeah. I think that really resonates. I remember reading a fact one time that said over 90% of trips are between zero and 30 kilometers, so it definitely makes sense the volume piece what you were just saying.

Enric Asuncion: Yeah. 80% at home. Don’t forget that. And that’s where Wallbox is global leader. And then 60 to 120 kilowatt is going to be with enterprises, semipublic locations and public locations.

Austin Wood: Perfect. And how about the split between AC and DC level two fast charging? How do you see kind of the 60 and 100 kilowatt chargers? Will they be AC, will they be DC? And maybe it will DC start to enter the home?

Enric Asuncion: AC charging has a limitation on the onboard charger inside the car. So, normally more chargers now are being made that they cannot charge more than 11 kilowatts AC. So, if you want more than 11 kilowatts — that’s on cars that can 22 or (INAUDIBLE) that can do 43 kilowatts, but most of the cars are 11 kilowatts. So, on most 11 you need DC charging. And the key here is that we think that, in general, in the future, everything will be DC, even home charging. Because car manufacturers have this big onboard chargers inside the car that you will use when you are stopped.

So, it doesn’t make sense to carry around a big box, which is an onboard charger. So, we believe that eventually this is going to get small, just for emergencies, and the infrastructure is going to be the home or at work. And Quasar is the perfect technology for that. We will have a DC charger, so you don’t need an onboard charger. We saving space for batteries, weight costs, so we believe leave that eventually more chargers will not be inside cars.

Austin Wood: Thank you. So, now we’ve talked a little bit about the hardware, our AC chargers, our DC charger, Supernova, even an ultra-fast charger. Maybe we can take a second, we’ve received a handful of questions that have asked about our software. So, can you talk a little bit about how that’s set up, and how it may develop in the future, both on the home business and public side.

Enric Asuncion: So, public side, I already explained electro maps. With electro maps, we enable public charging to be people. It’s an app and we get 10% for every transaction. But we have the other part, which is My Wallbox. And My Wallbox, it’s free for home users. So, if you have a charger at home, it’s free for you, my Wallbox. So, you can access all the energy management, (INAUDIBLE) But if you are at work or a condominium, generally, if you have more than one or more than two charges, because I actually have a lot of customers that decided to have two electric cars. So, that’s home still.

But if you are not a single user, then My Wallbox cost you around five euros, or $5 a month. What enables you is to make a business for your charging infrastructure. You can sell the energy, you can do energy management functionalities, manage thousands of users, thousands of chargers through My Wallbox. But that’s important. For home, we do it for free. Well, first, we get lots of data that we are seeing how — we actually have projects to to make revenue from that, but the main revenues come from the semi-public and business charging.

Austin Wood: Great. Thank you. So, the next question is around a theme that kind of encompasses all of this, which is our IP. So, our IP and kind of our technological lead and Enric, I’ll turn back to you again. Jordi, I’m coming for you next. And so, Enric, could you talk a little bit about what is the hardest part of our business to replicate? And how do we retain our technological lead?

Enric Asuncion: Of course, the technology, it’s it’s the key and what makes you charge as fast as possible, what makes you do the bidirectional charging. So, as I said before, we have patents in the DC side. So, for Supernova, for Quasar, we have a time advantage at the end versus the competition. We have a product that is much more affordable and much more compact. And I will say we have at least two years of technological advantage versus the competition.

But the key is keep innovating. And that’s why 40% of our headcount, excluding operations, excluding was the factory workers. 40% is engineer on the engineering. So, we have a huge commitment, and that’s a big part of the proceeds from this transaction, are going to new product development. So, keeping the development and investment in R&D, it’s key. And I think it’s also very important, not only the technology, the gross margins, we are able to do everything in house and make sure we have gross margins. And that’s, thanks again, to our design.

Our design, it’s built for manufacturing. I already explained how Supernova is built. But making wonderful AC chargers like Pulsar, it’s super-fast. It requires — it’s actually, the personnel cost is less than 5%. It’s very, very, very fast and very quick to produce. But also, I think what’s key also, is the time to market. And I will say, well, not even the most important because this is a race where the winners of tomorrow are decided today. And the fact that Wallbox (INAUDIBLE) everything. And also, we’ll explain. We’re able to do things launch products in few months. This enables us to increase our market share, launch to new markets and that brings me to the last point, which is being global.

We are a truly global company. We have presence in more than 70 countries. And being in a new country is not just opening an office or having a website, it’s having the certifications to sell on those countries. That’s hard. And actually, I think it’s a huge barrier of entry, having the certifications. If you go to France, and many Tesla stores, if you ask for a charger, they will not sell you a Tesla charger, they will sell you a Wallbox charger. Because there different regulations that apply to France.

And the same happens in different countries. In the UK, you have different ground requirements. (INAUDIBLE) U.S. every country has specific requirements. So, having those certifications, making sure you can deliver, its key. So, having a fast time to market enables us to have all these certifications having global today. So, it’s a global, it’s the margin, it’s the technology, it’s AP, there’s a lot of things.

Austin Wood: Great. Thank you. So, Jordi, coming back to you. Enric touched a little bit about our margin and some of the costs that go into making one of our charger. So, maybe I could ask you, can you elaborate a little bit more on the input costs that are required to make a Wallbox product?

Jordi Lainz: Well, it depends on the charger and on the model, of course. But as an average, I could say that electronic board is around between 50%, 60%. Electronic components into approximately between 10%, 15%. And of course the cable which goes from 10% to 40%. And also, it’s important to remark that direct labor as an average on our chargers cost, it’s less than 5%.

This is through our manufacturing process, which mainly is an assembly line. And the low (INAUDIBLE) not only to maintain these strong gross margins, also to produce here in Europe and also where we are going to preview for next year in U.S. and give us the possibility for not going to to produce to low countries, now that give us more complicated process, delay our time to market, delay our in house design or validation or certification process. I think that this is a great advantage for us.

Enric Asuncion: But we still do it. We have China. (INAUDIBLE) China. Because for higher, bigger volumes and products that don’t require so much faster time to market, we can produce things outside. But yes, time to market is the key right now.

Jordi Lainz: Today, I think it’s it’s critical. Yeah.

Austin Wood: Thank you. So, a little bit unrelated, but a question that we received a lot over the course of last week is is going back to our bidirectional charging. And so, Enric, this one, it will be for you. But the question is, how do you ensure that bidirectional charging does not cause greater than average battery degradation? Or have we seen any impact on the battery health when we do bidirectional charging with our product Quasar?

Enric Asuncion: Yeah. So, that’s another barrier of entry at the end, which is the certifications we have to do with a terminal factor. Even if we are leaders here, we have this certification with the terminal factors that enable bidirectional charging. We have an agreement — Nissan, for example, we certify to them and they tell us which is the maximum percentage of the value you can discharge, which power, the current repo, all the parameters they tell us what to follow through to make sure, one, I think it’s more important than the relation is to keep the warranty of the battery. So, we need this certifications and we have them. And two, it’s make sure we don’t affect the life of the battery.

So, we will follow their recommendation to get the certification. We ensure minimum impact on battery life. And just to give you an idea, when you press accelerator in your electric car, you’re consuming 50 to, some cars, it’s 200 kilowatts. It’s a lot of power. When we are doing bidirectional charging, we are just consuming seven to 10 kilos. So, it’s really, really little power so it’s not putting the battery in stress.

Austin Wood: Great. So, I have one more tech related question, and then a couple of transaction related questions. So, the question here is going to you, Enric, how do we think about future products, and maybe some of the more innovative or some of the different products that are out there right now, maybe like wireless charging, battery swapping? How does kind of Wallbox fit into the ecosystem of these different types of charging products?

Enric Asuncion: So, wireless charging, our technology for Quasar, it’s a big part of a wireless charging requirement, which is the converters. We are in projects, internally around the project in this moment, working on that. But the challenge with the efficiency, in general wireless charging, when you are not perfectly placed. So, I think, it eventually will come but not in all situations, because efficiency. I think it’s very important. We are trying to make the wall more sustainable, and it will lose a lot of inefficiency. I think, it’s a challenge. But definitely, we have the technology, and we’re working on that. Actually, to make it more efficient.

And two, I think battery swap, it’s compatible with charging. At the end, 80% of charging happens at home. So, you will still charge 80%. But sometimes maybe it will make sense, when you’re in a long trip, to make a battery swap instead of charging. But it’s going to be challenging, the standardization, that all the car manufacturers have the same battery. The business model to make sure who’s going to be paying for the battery that is somewhere in the highway. So, this was a challenge to work on, but perfectly compatible with our business.

Austin Wood: Thanks. So, we’ve talked a lot about how we kind of conduct relationships with different automobile manufacturers around the world. So, this question comes in and is asking about, can you elaborate a little bit more on the relationship with the automobile manufacturers that we have at the different levels around the world? So, Enric, I’ll give this one to you?

Enric Asuncion: Yeah. So, we work with the top automotive companies in the world, companies like Nissan, where we have already been in for 338 countries, with a global agreement. And for them, it was key. It was, again, the certifications, and the Wallbox presence. Being a car manufacturer is one company that can support them (INAUDIBLE) because Wallbox has presence in the U.S. in Europe, in China, in the whole APEC region, we are the ideal company for car manufacturers, because they want these partners (INAUDIBLE)

So, we have these global agreements also with companies like Sayot Cobra, which is a Volkswagen group, a company where we also serve in almost every country. They sell the products, or we have local agreements also. For example, in China with our agreement with Hang-Chi, is a Chinese car manufacturer. They were really, really interested on the Bluetooth technology for our products. Where I was explaining that without Wi-Fi, you can access your charger, that was the interest of Hung-Chi.

So, we work with common factors at a global level. We also have agreements at the country level, which (INAUDIBLE) in some countries. Mutually, any car manufacturer (INAUDIBLE) somewhere. And then the car dealerships. And the car dealerships, we let them do it to our distribution partners, mid markets, they are the ones going to the car dealerships. But I think it’s key, the global presence, as I said, because also we have companies from China going to the U.S. coming to Europe, they are looking parts like us, who can support on both continents. So, this is critical for them.

Austin Wood: Thank you. Jordi, turning it back over to you. So, the question that came in, we’ve got a couple questions regarding this topic over the past week. What is the timeline to complete the merger with KCAC? And can you give us a quick update on where we are within the transaction process?

Jordi Lainz: Well, here we are moving quickly. And we have already submitted that we’re F4 to the SEC since we announced the deal in mid-June. As you know, KCAC, today it’s listed company in the New York Stock Exchange. And we expect to close our business combination with Kensington done at the end of the Q3 where then the ticker from KCAC will change to WBX. And then at the moment, Wallbox will be listed on the New York Stock Exchange.

Austin Wood: Perfect. And last question we have here today, is going back to the theme of Kensington. And it’s just asking, can you please help us understand your decision to go public via merger with Kensington Capital Acquisition Corp? So, Enric, give this one to you to finish this off today.

Enric Asuncion: Perfect. So, we globally First of all, because it was bringing us the funds, is almost $330 million on proceeds to make possible our business plan, which is a fully funded business plan. With this, we’re able to become profitable and free cash flow positive. But also because of the long term investors that Kensington was bringing to the table. We had a pipe participant by Janos Henderson (SP), (INAUDIBLE), so companies that are here for the long term. So, have the proceeds, we have the long term investors. And then the third part is the team at Kensington. And it has been really exciting to meet them and start working with them. Because, as Barbara said, they have over 300 years together of experience in the automotive industry.

We have the former CEO of Chrysler, former CEO of (INAUDIBLE) who is going to be one of our board members. Justin Mirow (SP). This is led by Justin Mirow, huge experience in banking and automotive. Or also (INAUDIBLE) nation, who were former head of the Federal Highway Administration, which we expect that also, she can help us to navigate the the U.S. administration.

So, with the Kensington team, we are already starting to see huge benefits with this agreement, because we are helping us to enter the U.S. OEM more common factory market. And this is something we have not included in our business plan. Everything that Kensington is helping us to accelerate our growth globally in the U.S., but also our growth, industrially. These are manufacturing guys also, that are helping us to improve our operations. This is not in the business plan and that’s what excites me the most. Because we have a plan, but with this team, we expect you know that we can even make it better and accelerated thanks to the Kensington team.

Austin Wood: Thank you. And so that wraps it up today. Thank you very much for everyone for tuning in. Again, if you have any questions that you’d like to submit over the next couple of weeks, we’d be more than happy to answer them. You can submit them to investors@wallbox.com and we’ll get back to you as soon as we can. I have to give a big thank you to our management teams, to our production team, to our design team, and to everybody that tuned in today. So, thank you all for joining us and we hope that you enjoyed Wallbox’s story.

Enric Asuncion: Thank you.

Jordi Lainz: Thank you

Additional Information

This communication is being made in respect of the proposed transaction involving Wallbox Chargers, S.L. (“Wallbox”), Wallbox B.V. and Kensington Capital Acquisition Corp. II (“Kensington”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Wallbox B.V. will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Kensington in connection with Kensington’s solicitation of proxies for the vote by Kensington’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Wallbox and Kensington also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of Kensington’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Wallbox and Kensington will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Wallbox’s website at www.wallbox.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from Kensington’s website at www.autospac.com.

Participants in the Solicitations

Wallbox, Wallbox B.V., Kensington and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Kensington’s shareholders in connection with the proposed transaction. You can find more information about Kensington’s directors and executive officers in Kensington’s final prospectus dated February 25, 2021 and filed with the SEC on February 26, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this communication, regarding Kensington’s proposed business combination with Wallbox, Kensington’s ability to consummate the transaction, the development and performance of Wallbox’s products (including the timeframe for development of such products), the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “are designed to,” “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Wallbox disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Wallbox cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Kensington or Wallbox. In addition, Wallbox cautions you that the forward-looking statements contained herein are subject to the following uncertainties and risk factors that could affect Wallbox’s and Kensington’s future performance and cause results to differ from the forward-looking statements herein: Wallbox’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Wallbox to grow and manage growth profitably following the business combination; risks relating to the outcome and timing of the Company’s development of its charging and energy management technology and related manufacturing processes; intense competition in the electric vehicle charging space; risks related to health pandemics, including the COVID-19 pandemic; the possibility that Wallbox may be adversely affected by other economic, business, and/or competitive factors; the possibility that the expected timeframe for, and other expectations regarding the development and performance of, Wallbox products will differ from current assumptions; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against Kensington or Wallbox, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Kensington or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Kensington or Wallbox as a result of the announcement and consummation of the business combination; costs related to the business combination; changes in applicable laws or regulations; and underlying assumptions with respect to shareholder redemptions. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Kensington’s periodic filings with the SEC, and the proxy statement/prospectus of Wallbox B.V. in the registration statement on Form F-4 filed with the SEC. Kensington’s and Wallbox B.V.’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts:

For Wallbox

Investors

ICR, Inc.

investors@wallbox.com

Media

ICR, Inc.

WallboxPR@icrinc.com

For Kensington

Dan Huber

dan@kensington-cap.com

703-674-6514

Related Links:

www.wallbox.com

www.autospac.com